Form 20-F
period 2001-12-31
BROOKFIELD PROPERTIES CORP
filed 2002-03-22
CIK 1085359

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                    FORM 40-F
(Check one)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2001 Commission file number____________________________

                        BROOKFIELD PROPERTIES CORPORATION
             (Exact name of Registrant as Specified in its Charter)

                                     CANADA
        (Province or Other Jurisdiction of Incorporation or Organization)

                                      6512
            (Primary Standard Industrial Classification Code Number)

                                 NOT APPLICABLE
                      (IRS Employer Identification Number)

                                    BCE PLACE
                                 181 BAY STREET
                                   SUITE 4400
                                TORONTO, ONTARIO
                                 CANADA M5J 2T3
                                 (416) 359-8600
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                         UNITED CORPORATE SERVICES, INC.
                           TEN BANK STREET, SUITE 560
                             WHITE PLAINS, NY 10606
                                 (914) 949-9188

 (Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------
Common Shares                          New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

  [ ] Annual Information Form          [X] Audited annual financial statement

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                          ----------------------------

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes [  ]    No   [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [  ]    No   [ ]

================================================================================

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. CONSENT TO SERVICE OF PROCESS

     The Registrant has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        BROOKFIELD PROPERTIES CORPORATION



                                        By: (signed)
                                        ----------------------------------------
                                            Name:  Steven J. Douglas
                                            Title: EVP & Chief Financial Officer

Date:  March 22, 2002

                                  EXHIBIT INDEX



EXHIBITS        DESCRIPTION
--------        -----------
  99.1          2001 Annual Report containing the audited consolidated
                financial statements of Brookfield Properties Corporation for the year ended December 31, 2001 (p. 34-53) and management's discussion and analysis of the company's financial condition and results of operations (p. 17-33).

  99.2          Notice of Annual and Special Shareholders Meeting dated
                March 22, 2002 and the accompanying Management Proxy Circular and Voting Proxy

  99.3          Consent of Deloitte & Touche
