Form 20-F/A
period 2001-12-31
BROOKFIELD PROPERTIES CORP
filed 2002-05-21
CIK 1085359

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                    FORM 40-F/A
(Check one)

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

[X] Annual Information Form               [ ] Audited annual financial statement

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

Yes        No   X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No

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

                                   BROOKFIELD PROPERTIES CORPORATION


                                   By:                (signed)
                                      ------------------------------------------
                                      Name:  Steven J. Douglas
                                      Title: Executive Vice President and
                                               Chief Financial Officer

Date:  May 21, 2002

                                 EXHIBIT INDEX


EXHIBITS                 DESCRIPTION
--------                 -----------

 99.1                    Annual Information Form dated May 21, 2002