Form 40-F
period 2002-12-31
BROOKFIELD PROPERTIES CORP
filed 2003-05-20
CIK 1085359

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 40-F
(Check one)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
                                       or
[x] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
                  For the fiscal year ended December 31, 2002
                  Commission file number 1-14916
                                         -------

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

     BCE PLACE, 181 BAY STREET, SUITE 330, TORONTO, ONTARIO, CANADA M5J 2T3
                                 (416) 359-8600
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                                    C/O TORYS
                 237 PARK AVENUE, NEW YORK, NEW YORK 10017-3142
                                 (212) 880-6000
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

     [X] Annual Information Form     [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

   Common Shares                                             160,364,416
   Preferred Shares, Class A, AA and AAA, Series C, D & F     20,312,000

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes         No   X
    -----      -----

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   X     No
    -----      -----

                             CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the "Exchange Act")) was carried out by the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company. Based on that evaluation, the CEO and CFO have concluded that as of such date the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

(b) CHANGES IN INTERNAL CONTROLS. Subsequent to the completion of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.


                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

(a) UNDERTAKING. The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

(b) CONSENT TO SERVICE OF PROCESS. The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

          Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        BROOKFIELD PROPERTIES CORPORATION


                                        By: /s/ Steven J. Douglas
                                            ------------------------------------
                                            Name:  Steven J. Douglas
                                            Title: EVP & Chief Financial Officer

Date:  May 20, 2003

                                 CERTIFICATIONS

I, Richard B. Clark, certify that:

1. I have reviewed this annual report on Form 40-F of Brookfield Properties Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

                                           /s/ Richard B. Clark
                                           ------------------------------------
                                           Richard B. Clark
                                           President and Chief Executive Officer

                                 CERTIFICATIONS

I, Steven J. Douglas, certify that:

1. I have reviewed this annual report on Form 40-F of Brookfield Properties Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

                                            /s/ Steven J. Douglas
                                            ------------------------------------
                                            Steven J. Douglas
                                            Executive Vice President and
                                            Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit     Description
-------     -----------

99.1        ANNUAL INFORMATION FORM
                Annual Information Form of Brookfield Properties Corporation (the "Company") for the fiscal year ended December 31, 2002.

99.2        MANAGEMENT'S DISCUSSION AND ANALYSIS
                Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2002.

99.3        CONSOLIDATED FINANCIAL STATEMENTS (including US GAAP reconciliation)
                 Consolidated Financial Statements for the fiscal year ended December 31, 2002 (Note 17 to the Consolidated Financial Statements relates to United States Accounting Principles and Report (U.S. GAAP)).

99.4        a)  Consent of Deloitte & Touche LLP
            b) Comments by Auditors on Canada-United States of America - Reporting Difference

99.5 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002