Form 40-F
period 2003-12-31
BROOKFIELD PROPERTIES CORP
filed 2004-05-18
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-15226

BROOKFIELD PROPERTIES CORPORATION

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6512 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

BCE Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3
(416) 359-8600

(Address and Telephone Number of Registrant’s Principal Executive Offices)

United Corporation Services, 10 Bank Street, White Plains, NY 10606
(914) 949-9188

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 156,246,701

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2003;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2003 (Note 15 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2003, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mr. Allan Olson, a member of the registrant’s Audit Committee, qualifies as an “Audit Committee financial expert” (as such term is defined in Form 40-F) and “independent” (as such term is defined in the rules of the New York Stock Exchange (“NYSE Rules”)).

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”).

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldproperties.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, One Liberty Plaza, New York, New York 10006 or by email to mcoley@brookfieldproperties.com.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

Deloitte & Touche LLP (“Deloitte & Touche”) and its predecessors have served as external auditors of the registrant since 1978. From time to time, Deloitte & Touche has provided consulting and other non-audit services to the registrant and its subsidiaries.

The following table sets forth further information on the fees billed by Deloitte & Touche to the registrant for the fiscal years ended December 31:

Service Performed	2003	2002
Audit Fees	$1,203,600	$1,199,300
Audit-Related Fees	9,500	9,000
Tax Fees	340,000	460,000
All Other Fees	—	—

Total	$1,553,100	$1,668,300

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees are for professional services rendered for tax compliance, tax advice and tax planning on certain transactions.

Pre-Approval Policies and Procedures

The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche:

1.	Deloitte & Touche may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201 (a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.

2.	Deloitte & Touche may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.

3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte & Touche that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte & Touche’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.

Off-Balance Sheet Arrangements.

None.

Tabular Disclosure of Contractual Obligations.

		Payments due by period
		Less than			More than
Contractual Obligations	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
Commercial property debt	$4,537	$265	$1,198	$443	$2,631
Other obligations	269	124	26	—	119

Total	$4,806	$389	$1,224	$443	$2,750

Other obligations include shareholder advances and debt attributable to the land development business. Advances from Brascan Corporation totaling $119 million includes a revolving five-year term facility and bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. The debt attributable to the land development business totaled $150 million at December 31, 2003 and has a weighted average interest rate of 4.4%.

Identification of the Audit Committee.

The registrant has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Messrs. Allan Olson (Chairman), William Cahill and Paul McFarlane.

Disclosure Pursuant to the Requirements of the New York Stock Exchange

Independence Requirements

As set out under “Principal Holders of Voting Shares,” in the registrant’s Management Proxy Circular dated March 4, 2004, Brascan Corporation (“Brascan”) owns approximately 50% of the registrant’s common shares and 97% of the registrant’s Limited Class A redeemable voting preferred shares. As such, the registrant is a controlled company as defined by the NYSE Rules and has chosen to rely on the NYSE Rules’ “controlled companies exemption” with respect to certain independence requirements. The NYSE Rules require that a majority of the registrant’s directors be independent, and that all of the members of the registrant’s Audit Committee, Governance and Nominating Committee and the Human Resources and Compensation Committee be independent. Six of the registrant’s twelve directors have been determined by the board to be independent within the meaning of the NYSE Rules; Brascan has three representatives on the board and the remaining three are members of management. The Governance and Nominating Committee and the Human Resources and Compensation Committee are comprised of a majority of independent directors and each has one Brascan representative. The Audit Committee is comprised solely of independent directors.

The board has concluded that the following directors are independent within the meaning of the NYSE Rules, and it has been determined that none of them has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director: Messrs. William Cahill, Lance Liebman, John McCaig, Paul McFarlane, Allan Olson and William Wheaton.

The board believes this is an appropriate mix of directors and that the involvement of Brascan on the registrant’s board and board committees and of management on the registrant’s board promotes effective oversight of the business plan and assessing management’s performance on an ongoing basis.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular executive sessions in which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation. Mr. John McCaig serves as the presiding director (the “Presiding Director”) at such sessions.

Communication with Non-Management Directors

Shareholders may send communications to the registrant’s non-management directors by writing to the Presiding Director, c/o Kathleen G. Kane, Brookfield Properties Corporation, One Liberty Plaza, New York, New York 10006 or by email to kkane@brookfieldproperties.com. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. The registrant’s corporate governance practices comply in all significant respects with the NYSE Rules. The guidelines are available for viewing on the registrant’s website at www.brookfieldproperties.com and are available in print to any shareholder who requests them. Requests for copies of the Corporate Governance Guidelines should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, One Liberty Plaza, New York, New York 10006 or by email to mcoley@brookfieldproperties.com.

Board Committee Mandates

The Mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldproperties.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, One Liberty Plaza, New York, New York 10006 or by email to mcoley@brookfieldproperties.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

     The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process.

     The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

     Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 18, 2004.

BROOKFIELD PROPERTIES CORPORATION
By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

By:	/s/ Craig J. Laurie
	Name:	Craig J. Laurie
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2003;

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2003; and

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2003 (Note 15 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP