Form 40-F
period 2004-12-31
BROOKFIELD PROPERTIES CORP
filed 2005-03-31
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number 1-15226

BROOKFIELD PROPERTIES CORPORATION

(Exact name of registrant as specified in its charter)

Canada	6512	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

BCE Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3
(416) 359-8600
(Address and Telephone Number of Registrant’s Principal Executive Offices)

United Corporation Services, 10 Bank Street, White Plains, NY 10606
(914) 949-9188
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 155,591,853

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

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

(a)	Annual Information Form for the fiscal year ended December 31, 2004;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 16 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldpropeties.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, One Liberty Plaza, New York, New York 10006 or by email to mcoley@brookfieldproperties.com.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

Deloitte & Touche LLP and its predecessors (“Deloitte & Touche”) have served as external auditors of the registrant since 1978. From time to time, Deloitte & Touche has provided consulting and other non-audit services to the registrant and its subsidiaries.

The following table sets forth further information on the fees billed by Deloitte & Touche to the registrant for the fiscal years ended December 31, 2004 and 2003:

Service Performed	2004	2003

Audit and Audit-related services
Consolidated, subsidiary and property level financial statements(1)	$1,020,000	$1,087,000
Quarterly reviews(2)	140,000	—
Prospectuses	97,000	116,600
S-OX 404 Readiness	20,000	—
Other	10,000	9,500
Tax
Tax compliance	240,000	275,000
Advisory	70,000	65,000

Total fees	$1,597,000	$1,553,100

Notes:

(1)	Included in the 2004 and 2003 audit fees are $80,000 and $85,000, respectively, relating to the audits of BPO Properties Ltd., which is listed on the Toronto Stock Exchange.

(2)	Included in the 2004 quarterly review fees is $45,000 relating to the review of BPO Properties, Ltd.

Audit fees include fees that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are paid for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: audits required by lenders, joint venture agreements, tenants and employee benefit plan requirements, accounting consultations and audits in connection with potential transactions, internal control reviews and consultation concerning financial accounting and reporting standards.

The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche are independent of the registrant.

Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, nil of the fees billed by Deloitte & Touche were approved by the audit committee of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Pre-Approval Policies and Procedures

The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche:

1.	Deloitte & Touche may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.

2.	Deloitte & Touche may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.

3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte & Touche that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte & Touche’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.

Off-Balance Sheet Arrangements.

None.

Tabular Disclosure of Contractual Obligations.

The following table presents contractual obligations of the registrant over the next five years:

	Payments Due By Period
(Millions)	Total	1 - 3 Years	4 – 5 Years	After 5 Years

Commercial property debt	$4,550	$1,084	$471	$2,995
Other obligations	302	135	—	167

Total obligations	$4,852	$1,219	$471	$3,162

Other obligations include retractable preferred shares and debt attributable to the land development operations. See Accounts Payable and Other Liabilities and Note 9 of the consolidated financial statements for further discussion on other obligations. The registrant also has properties situated on land help under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $973 million in total on an undiscounted basis.

Identification of the Audit Committee.

The registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Messrs. Allan Olson (Chairman), William Cahill and Paul McFarlane.

Disclosure Pursuant to the Requirements of the New York Stock Exchange

Independence Requirements

As set out under “Principal Holders of Voting Shares,” in the registrant’s Management Proxy Circular dated March 15, 2005, Brascan Corporation (“Brascan”) owns approximately 50% of the registrant’s common shares and 97% of the registrant’s Limited Class A redeemable voting preferred shares. As such, the registrant is a controlled company as defined by the NYSE Rules and has chosen to rely on the NYSE Rules’ “controlled companies exemption” with respect to certain independence requirements. The NYSE Rules require that all of the members of the registrant’s Audit Committee, Governance and Nominating Committee and the Human Resources and Compensation Committee be independent. The Governance and Nominating Committee and the Human Resources and Compensation Committee are comprised of a majority of independent directors and each has one Brascan representative. The Audit Committee is comprised solely of independent directors.

The board has concluded that the following directors and director nominees are independent within the meaning of the NYSE Rules, and it has been determined that none of them has a material relationship with the registrant which would impair his independence from management or otherwise compromise his ability to act as an independent director: Messrs. William Cahill, Roderick Fraser (nominee), Lance Liebman, Paul McFarlane, Allan Olson, Robert Stelzl (nominee) and William Wheaton.

The board believes this is an appropriate mix of directors and that the involvement of Brascan on the registrant’s board and board committees and of management on the registrant’s board promotes effective oversight of the business plan and assessing management’s performance on an ongoing basis.

Presiding Director at Meetings of Independent Directors

The registrant schedules regular executive sessions in which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation. Mr. Alan Olson serves as the presiding director (the “Presiding Director”) at such sessions.

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

          The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

          Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2005.

BROOKFIELD PROPERTIES CORPORATION

By:	/s/ Richard B. Clark

Name: Richard B. Clark
Title: President and Chief Executive Officer

By:	/s/ Craig J. Laurie

Name: Craig J. Laurie
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2004;

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2004; and

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2004 (Note 16 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP