Form 40-F
period 2005-12-31
BROOKFIELD PROPERTIES CORP
filed 2006-03-31
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
Commission file number 1-15226
BROOKFIELD PROPERTIES CORPORATION
(Exact name of registrant as specified in its charter)

Canada	6512	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if Applicable))
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
☑Annual Information Form                           ☑ Audited Annual Financial Statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 231,209,625
     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:
(a)	Annual Information Form for the fiscal year ended December 31, 2005;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 21 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).
Additional Disclosure
Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2005, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
Notices Pursuant to Regulation BTR.
None.
Audit Committee Financial Expert.
The registrant’s board of directors has determined that Mr. Paul McFarlane, a member of the registrant’s Audit Committee, qualifies as an “Audit Committee financial expert” (as such term is defined in Form 40-F) and “independent” (as such term is defined in the rules of the New York Stock Exchange (“NYSE Rules”)).
Code of Ethics.
The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all directors, officers and employees.
The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s Website at

www.brookfieldproperties.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to mcoley@brookfieldproperties.com.
Since the adoption of the Code of Ethics, there have not been any waivers, including implicit waivers, from any provision of the Code of Ethics.
Principal Accountant Fees and Services.
Deloitte & Touche LLP and its predecessors (“Deloitte & Touche”) have served as external auditors of the registrant since 1978. From time to time, Deloitte & Touche has provided consulting and other non-audit services to the registrant and its subsidiaries.
The following table sets forth further information on the fees billed by Deloitte & Touche to the registrant for the fiscal years ended December 31, 2005 and 2004:

Service Performed	2005	2004

Audit and Audit-related services
Consolidated, subsidiary and property level financial statements(1) (2)	$1,965,000	$1,020,000
Accounting consultations in connection with transactions and accounting and reporting standards(3)	710,000	205,000
S-OX 404 Readiness	200,000	20,000
Quarterly reviews(4)	175,000	140,000
Prospectuses and other securities filings	83,000	97,000
Other	—	10,000
Tax
Tax compliance	300,000	295,000
Advisory	160,000	120,000

Total fees	$3,593,000	$1,907,000

Notes:
(1)	Included in this amount is $105,000 (2004 — $80,000), respectively, relating to the audits of BPO Properties Ltd., which is listed on the Toronto Stock Exchange.

(2)	Included in this amount is $915,000 (2004- $262,500), related to audit of joint ventures of which the registrant’s share is $309,000 (2004- $140,000)

(3)	Included in this amount is $460,000 (2004- Nil) related to accounting consultations in connection with transactions and accounting and reporting standards of joint ventures, of which the registrant’s share is $115,000 (2004- Nil)

(4)	Included in the 2005 and 2004 quarterly review fees are $62,500 and $45,000, respectively, relating to the review of BPO Properties Ltd.
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
Tax fees consist of services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.
The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche is independent of the registrant.

Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche were approved by the Audit Committee of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Pre-Approval Policies and Procedures.
The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche:
1.	Deloitte & Touche may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.

2.	Deloitte & Touche may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.

3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone in respect of services for which estimated fees do not exceed US$250,000; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte & Touche that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte & Touche’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.
Off-Balance Sheet Arrangements.
None.
Tabular Disclosure of Contractual Obligations.
The following table presents the registrant’s contractual obligations over the next five years and thereafter as at December 31, 2005:

		Payments Due By Period
(Millions)	Total	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$5,216	$1,281	$1,026	$2,909
Residential development debt	158	155	3	—
Capital securities(1)	929	—	172	757
Interest expense(2)
Commercial property debt	2,463	848	445	1,170
Capital securities(1)	415	193	96	126

(1)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time.

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates.
Additionally, the registrant has properties situated on land held under leases or other agreements largely expiring on or before the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $959 million in total on an undiscounted basis.

Identification of the Audit Committee.
The registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Messrs. Paul McFarlane (Chairman), William Cahill, Allan Olson and Robert Stelzl.
Disclosure Pursuant to the Requirements of the New York Stock Exchange.
Independence Requirements
The board of directors is currently composed of thirteen directors. Thirteen nominees are standing for election as directors. The board of directors considers that its proposed size and composition is appropriate given the diversity of the registrant’s operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to Brookfield Asset Management Inc. (“BAM”) and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.
The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized on the definition of “independent” in the NYSE listing standards and in Multilateral Instrument 52-110. In making these determinations, the board of directors examines the results of annual questionnaires completed by each director, as well as each individual director’s circumstances and his or her relationship to the registrant and its affiliates. For a director to be independent, the board must affirmatively determine that such director has no material relationship with the registrant and each such director did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of directors or a committee thereof.
The board of directors has determined that the thirteen director nominees are classified as follows:
•	Seven independent directors: William Cahill, Roderick Fraser, Paul McFarlane, Allan Olson, Linda Rabbitt, Robert Stelzl and William Wheaton. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies that some of our directors are affiliated with.
•	Three BAM directors: Jack Cockwell, Bruce Flatt and Sam Pollock. While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.
•	Three management representatives: Gordon Arnell, Chairman, John Zuccotti, Co-Chairman, and Richard Clark, President and Chief Executive Officer are not independent because they are members of senior management of the registrant.
The board believes this is an appropriate mix of directors and that the involvement of BAM on the registrant’s board and board committees and of management on the registrant’s board promotes effective oversight of the business plan and assessing management’s performance on an ongoing basis.
Lead Independent Director at Meetings of Independent Directors
The registrant schedules regular executive sessions at which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation. Mr. Allan Olson serves as the lead independent director (the “Lead Independent Director”) at such sessions.
Communication with Non-Management Directors
Shareholders may send communications to the registrant’s non-management directors by writing to the Lead Independent Director, c/o Kathleen G. Kane, Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to kkane@brookfieldproperties.com. Communications will be referred to the Lead Independent Director for appropriate action. The status of all outstanding concerns addressed to the Lead Independent Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines
According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed registrant’s website. The registrant’s corporate governance practices comply in all significant respects with the NYSE Rules. The Corporate Governance Guidelines are available for viewing on the registrant’s Website at www.brookfieldproperties.com and are available in print to any shareholder who requests them. Requests for copies of the Corporate Governance Guidelines should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to mcoley@brookfieldproperties.com.
Board Committee Mandates
The Mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee are each available for viewing on the registrant’s Website at www.brookfieldproperties.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to mcoley@brookfieldproperties.com.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking.
The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: (i) the securities registered pursuant to Form 40-F; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises; or (iii) transactions in said securities.
B. Consent to Service of Process.
The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.
SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2006.

BROOKFIELD PROPERTIES CORPORATION
By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

By:	/s/ Craig J. Laurie
	Name:	Craig J. Laurie
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2005

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2005

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 21 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP