Form 40-F
period 2006-12-31
BROOKFIELD PROPERTIES CORP
filed 2007-03-30
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
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
(416) 369-2300
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Corporation Service Company, 80 State Street, Albany NY 12207-2543
800-927-9800
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
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 264,578,971
     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐                No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑               No ☐

Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:
(a)	Annual Information Form for the fiscal year ended December 31, 2006;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2006; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2006 (Note 24 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).
Additional Disclosure
Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided as Exhibit 99.9 to this Annual Report on Form 40-F is incorporated by reference herein.

(d)	Attestation Report of the Registered Public Accounting Firm. The disclosure provided in the Report of Independent Registered Chartered Accountants included in the registrant’s audited consolidated financial statements provided as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2006, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
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
The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to Brookfield Properties relating to the fiscal years ended December 31, 2006 and 2005:

Service Performed	2006	2005

Audit fees (1) (2)	$2,610,000	$1,113,000
Audit related fees (3) (4)	4,395,000	2,020,000
Tax fees	505,000	460,000

Total fees	$7,510,000	$3,593,000

Notes:

(1)	Included in this amount is $115,000 and $45,000 (2005 - $105,000 and $50,000), respectively, relating to the audits of BPO Properties Ltd. and FPT Brookfield Properties Inc., which are listed on the Toronto Stock Exchange.

(2)	Included in the 2006 and 2005 quarterly review fees are $80,000 and $40,000 (2005 — $62,500 and $45,000), respectively, relating to the review of BPO Properties Ltd. and FPT Brookfield Properties Inc. which are listed on the Toronto Stock Exchange.

(3)	Included in this amount is $2,360,000 (2005 - $915,000), related to audit of joint ventures of which the company’s share is $825,000 (2005- $309,000)

(4)	Included in this amount is $1,140,000 (2005 - $460,000) related to accounting consultations in connection with accounting and reporting standards related to transactions of joint ventures, of which the company’s share is $513,000 (2005 — $115,000)
Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 and the audit of internal control over financial reporting as of December 31, 2006, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.
Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards. Audit related fees for the fiscal year ended December 31, 2005 also included additional fees related to assistance with respect to internal control over financial reporting.
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
Off-Balance Sheet Arrangements.
None.
Tabular Disclosure of Contractual Obligations.
The following table presents the registrant’s contractual obligations over the next five years and thereafter as at December 31, 2006:

		Payments Due By Period
(Millions)	Total	1 Year	2 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$11,219	$806	$1,569	$5,180	$3,664
Residential development debt	236	200	29	7	—
Capital securities(1)	922	—	—	171	751
Interest expense(2)
Commercial property debt	3,475	690	946	606	1,233
Capital securities(1)	376	50	100	91	135
Capital securities – fund subsidiaries(3)	191	28	56	56	51

(1)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

(3)	Excludes redeemable equity interests
Additionally, we have properties situated on land held under leases or other agreements largely expiring on or before the year 2099. Minimum rental payments on land leases are approximately $28 million annually for the next five years and $1,230 million in total on an undiscounted basis.

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
The board of directors has determined that the thirteen director nominees are classified as follows:
•	Seven independent directors: William Cahill, Roderick Fraser, Paul McFarlane, Allan Olson, Linda Rabbitt, Robert Stelzl and Diana Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies that some of our directors are affiliated with.
•	Three BAM directors: Jack Cockwell, Bruce Flatt and Sam Pollock. While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.
•	Three management representatives: Gordon Arnell, Chairman, John Zuccotti, Co-Chairman, and Richard Clark, President and Chief Executive Officer are not independent because they are members of senior management of the registrant.
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
SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2007.

BROOKFIELD PROPERTIES CORPORATION
By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

By:	/s/ Craig J. Laurie
	Name:	Craig J. Laurie
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2006

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2006

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2006 (Note 24 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP

99.9	Management’s Annual Report on Internal Control over Financial Reporting