Form 40-F
period 2007-12-31
BROOKFIELD PROPERTIES CORP
filed 2008-03-27
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Commission file number 1-15226
BROOKFIELD PROPERTIES CORPORATION
(Exact name of registrant as specified in its charter)

Canada	6512	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3
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
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 392,805,608
     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
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
(a)	Annual Information Form for the fiscal year ended December 31, 2007;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 25 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).
Additional Disclosure
Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided in Management’s Report on Internal Control over Financial Reporting included in the registrant’s audited consolidated financial statements provided as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

(d)	Attestation Report of the Registered Public Accounting Firm. The disclosure provided in the Report of Independent Registered Chartered Accountants included in the registrant’s audited consolidated financial statements provided as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2007, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
Notices Pursuant to Regulation BTR.
None.
Audit Committee Financial Expert.

The registrant’s board of directors has determined that Mr. Paul D. McFarlane, a member of the registrant’s Audit Committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and “independent” (as such term is defined in the rules of the New York Stock Exchange (“NYSE Rules”)).
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
The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to the registrant relating to the fiscal years ended December 31, 2007 and 2006:

Service Performed	2007	2006

Audit fees (1)	$2,535,000	$2,990,000
Audit related fees (2) (3)	4,650,000	6,350,000
Tax fees	605,000	905,000

Total fees	$7,790,000	$10,245,000

Notes:

(1)	Included in this amount is $140,000 and $60,000 (2006 - $130,000 and $45,000), respectively, relating to the audits of BPO Properties Ltd. and FPT Brookfield Properties Inc., which are listed on the Toronto Stock Exchange.

(2)	Included in this amount is $3,475,000 (2006 - $3,890,000), related to audits of joint ventures of which the registrant’s share is $2,155,000 (2006 — $2,200,000).

(3)	Included in this amount is $nil (2006 — $1,400,000) related to accounting consultations in connection with accounting and reporting standards related to transactions of joint ventures, of which the registrant’s share is $nil (2006 — $630,000).
Audit fees were for professional services rendered for the audits of the registrant’s consolidated financial statements as of and for the years ended December 31, 2007 and 2006 and the audit of internal control over financial reporting as of December 31, 2007, quarterly reviews of the financial statements included in the registrant’s quarterly reports, consents and comfort letters issued and review of filings with securities commissions.
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
The Audit Committee of the board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

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
Pre-Approval Policies and Procedures.
The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte & Touche:
1.	Deloitte & Touche may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.

2.	Deloitte & Touche may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.

3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone in respect of services for which estimated fees do not exceed $250,000; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte & Touche that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte & Touche’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.
Off-Balance Sheet Arrangements.
None.
Identification of the Audit Committee.
The registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: Messrs. Paul D. McFarlane (Chairman), William T. Cahill, Allan S. Olson and Robert L. Stelzl.
Disclosure Pursuant to the Requirements of the New York Stock Exchange.
Independence Requirements
The board of directors is currently composed of 12 directors and there is currently one vacancy. The registrant is proposing to decrease the number of directors to 12. Twelve nominees are standing for election as directors. The board of directors considers that its proposed size and composition is appropriate given the diversity of the registrant’s operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to Brookfield Asset Management Inc. (“BAM”) and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.
Each director must have an understanding of the registrant’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the registrant relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with board of directors membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee

and, if determined appropriate by the board on the recommendation of the Governance and Nominating Committee, the board of directors shall accept such offer of resignation.
The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized the definition of “independent” in the NYSE Rules and in Multilateral Instrument 52-110. In making these determinations, the board of directors examines the results of annual questionnaires completed by each director, as well as each individual director’s circumstances and his or her relationship to the registrant and its affiliates. For a director to be independent, the board must affirmatively determine that such director has no material relationship with the registrant and each such director did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of directors or a committee thereof.
The board of directors is currently composed of 12 directors and there is currently one vacancy on the board of directors.
The board of directors has determined that the 12 director nominees are classified as follows:
•	Seven independent directors: William T. Cahill, Roderick D. Fraser, Paul D. McFarlane, Allan S. Olson, Linda D. Rabbitt, Robert L. Stelzl and Diana L. Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies that some of the registrant’s directors are affiliated with.

•	Two BAM directors: Jack L. Cockwell and J. Bruce Flatt. While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

•	Three management representatives: Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman and Richard B. Clark, President and Chief Executive Officer are not independent because they are members of senior management of the registrant.
Lead Independent Director at Meetings of Independent Directors
The registrant schedules regular executive sessions at which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation. Mr. Allan S. Olson serves as the lead independent director (the “Lead Independent Director”) at such sessions.
Communication with Non-Management Directors
Shareholders may send communications to the registrant’s non-management directors by writing to the Lead Independent Director, c/o Brett M. Fox, Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to bfox@brookfieldproperties.com. Communications will be referred to the Lead Independent Director for appropriate action. The status of all outstanding concerns addressed to the Lead Independent Director will be reported to the board of directors as appropriate.
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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2008.

BROOKFIELD PROPERTIES CORPORATION
By:	/s/ Richard B. Clark
	Name:	Richard B. Clark
	Title:	President and Chief Executive Officer

By:	/s/ Bryan K. Davis
	Name:	Bryan K. Davis
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2007

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 25 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP))

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP