Form 40-F
period 2008-12-31
BROOKFIELD PROPERTIES CORP
filed 2009-03-31
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
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
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 391,118,440
          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐

Principal Documents
The following documents, filed as Exhibits 99.1 through 99.4 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:
(a)	Annual Information Form for the fiscal year ended December 31, 2008;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2008;

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2008; and

(d)	Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.
Additional Disclosure
Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications. See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2008, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided in Management’s Report on Internal Control over Financial Reporting included in the registrant’s audited consolidated financial statements provided as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

(d)	Attestation Report of the Registered Public Accounting Firm. The disclosure provided in the Report of Independent Registered Chartered Accountants included in the registrant’s audited consolidated financial statements provided as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated by reference herein.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2008, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
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
The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldproperties.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfieldproperties.com.
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
The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to the registrant relating to the fiscal years ended December 31, 2008 and 2007:

Service Performed	2008(1)	2007(2)

Audit fees (3)	$2,175,000	$2,540,000
Audit related fees (4)	4,925,000	6,255,000
Tax fees	450,000	625,000

Total fees	$7,550,000	$9,420,000

Notes:

(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2008 of US$1.22 for each C$1.00.

(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2007 of US$1.00 for each C$1.00.

(3)	Included in this amount is $185,000 and $50,000 (2007 — $140,000 and $60,000) relating to the audits of BPO Properties Ltd. (which is listed on the TSX) and First Place Tower Brookfield Properties Inc., respectively.

(4)	Included in this amount is $3,090,000 (2007 — $3,730,000) related to the audit of various of the registrant’s subsidiaries and $1,440,000 of non-recurring fees (2007 — $2,135,000).
Audit fees were for professional services rendered for the audit of the registrant’s consolidated financial statements as of and for the years ended December 31, 2008 and 2007 and the audit of internal control over financial reporting as of December 31, 2008, quarterly review of the financial statements included in the registrant’s quarterly reports, consents and comfort letters issued and review of filings with securities commissions.
Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.
Tax fees consist of services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

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
Disclosure Pursuant to the Requirements of the New York Stock Exchange.
Independence Requirements
The board of directors is currently composed of 12 directors. Twelve nominees are standing for election as directors. The board of directors considers that its proposed size and composition is appropriate given the diversity of the registrant’s operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to Brookfield Asset Management Inc. (“BAM”) and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.
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
The board of directors is currently composed of 12 directors.
The board of directors has determined that the 12 director nominees are classified as follows:
•	Seven independent directors: William T. Cahill, Roderick D. Fraser, Paul D. McFarlane, Allan S. Olson, Linda D. Rabbitt, Robert L. Stelzl and Diana L. Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies that some of the registrant’s directors are affiliated with.

•	Two BAM directors: Jack L. Cockwell and J. Bruce Flatt. While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

•	Three management representatives: Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman and Richard B. Clark, Chief Executive Officer are not independent because they are members of senior management of the registrant.
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
Communication with Non-Management Directors
Shareholders may send communications to the registrant’s non-management directors by writing to the Lead Independent Director, c/o Brett M. Fox, Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to brett.fox@brookfieldproperties.com. Communications will be referred to the Lead Independent Director for appropriate action. The status of all outstanding concerns addressed to the Lead Independent Director will be reported to the board of directors as appropriate.
Corporate Governance Guidelines
According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed registrant’s website. The registrant’s corporate governance practices comply in all significant respects with the NYSE Rules. The Corporate Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldproperties.com and are available in print to any shareholder who requests them. Requests for copies of the Corporate Governance Guidelines should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfieldproperties.com.

Board Committee Mandates
The Mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldproperties.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfieldproperties.com.
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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2009.

BROOKFIELD PROPERTIES CORPORATION
By:	/s/ Bryan K. Davis
Name:	Bryan K. Davis
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2008

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2008

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2008

99.4	Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Section 1350 Certification of Chief Executive Officer

99.8	Section 1350 Certification of Chief Financial Officer

99.9	Consent of Deloitte & Touche LLP

99.10	Report of Independent Registered Chartered Accountants on Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States