Form 40-F
period 2009-12-31
BROOKFIELD PROPERTIES CORP
filed 2010-03-12
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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
800-927-9800
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☐ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  501,363,940

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                     No ☐

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.4 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2009;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009;

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2009; and

(d)	Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(e)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2009, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldproperties.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfield.com.

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

The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to the registrant relating to the fiscal years ended December 31, 2009 and 2008:

Service Performed	2009(1)	2008(2)
Audit fees (3)	$3,421,400	$2,454,900
Audit-related fees (4)	$5,146,400	$5,090,200
Tax fees	$209,100	$430,300
All other fees	-	-
Total fees	$8,776,900	$7,975,400

Note:

(1)   All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2009 of US$1.05  for each C$1.00.

(2)   All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2008 of US$1.22 for each C$1.00.

(3)   Included in this amount is $323,100 and $nil (2008 - $185,000 and $50,000) relating to the audits of BPO Properties Ltd. (which is listed on the Toronto Stock Exchange) and First Place Tower Brookfield Properties Inc., respectively.

(4)   Included in this amount is $4,148,450 (2008 - $3,090,000) related to the audit of various of the registrant’s subsidiaries and $997,900 (2008 - $1,440,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of the registrant’s consolidated financial statements as of and for the years ended December 31, 2009 and 2008 and the audit of internal control over financial reporting as of December 31, 2009 and 2008, quarterly review of the financial statements included in the registrant’s quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Tax fees consisted of services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

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

Off-Balance Sheet Arrangements.

None.

Disclosure of Contractual Obligations.

The information provided in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 in Exhibit 99.2  as filed with this annual report on Form 40-F contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee.

The registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are:  Messrs. Paul D. McFarlane (Chairman), Roderick D. Fraser, Allan S. Olson and Robert L. Stelzl.

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

The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized the definition of “independent” in the NYSE listing standards and in National Instrument 52-110, “Audit Committees” (“NI 52-110”).  In making these determinations, the board of directors examines each individual director’s circumstances and his or her relationship to the registrant and its affiliates.  For a director to be independent, the board must affirmatively determine that such director has no material relationship with the registrant and such director did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of directors or a committee thereof.

The board has a policy that at least a majority of its directors should be independent directors in order to ensure that the board’s interests are closely aligned with the interests of the registrant’s shareholders.

The board of directors has determined that a majority of the directors are independent, and has classified the 12 director nominees as follows:

•
Seven independent directors:  William T. Cahill, Roderick D. Fraser, Paul D. McFarlane, Allan S. Olson, Linda D. Rabbitt, Robert L. Stelzl and Diana L. Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies that some of the registrant’s directors are affiliated with.  The board of directors has also appointed Allan S. Olson as the Lead Independent Director (as defined herein) and he is also the Chairman of the Governance and Nominating Committee.

•
Two BAM directors:  Jack L. Cockwell and J. Bruce Flatt.  While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

•
Three management representatives:  Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman and Richard B. Clark, CEO, are not independent because they are members of senior management of the registrant.

One of the board’s independent directors, Robert L. Stelzel, serves on the board of directors of an affiliate of the registrant, Brookfield Homes Corporation (“Brookfield Homes”), together with one of our related directors, J. Bruce Flatt.  Mr. Stelzel serves on the Audit Committee of Brookfield Homes and Mr. Flatt does not serve on any committees for Brookfield Homes.   In addition, two of the board’s related directors, Messrs. Cockwell and Flatt, serve as board members of the registrant’s parent company, BAM, and do not serve on any committees of BAM.

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

Communication with Non-Management Directors

Shareholders may send communications to the registrant’s non-management directors by writing to the Lead Independent Director, c/o Brett M. Fox, Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to brett.fox@brookfield.com.  Communications will be referred to the Lead Independent Director for appropriate action.  The status of all outstanding concerns addressed to the Lead Independent Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

The mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldproperties.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfield.com.
Board Committee Mandates
The mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldproperties.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfield.com.
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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 12, 2010.

BROOKFIELD PROPERTIES CORPORATION

By:	/s/ Bryan K. Davis

Name:	Bryan K. Davis
Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2009

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009*

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2009*

99.4	Reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States*

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Section 1350 Certification of Chief Executive Officer

99.8	Section 1350 Certification of Chief Financial Officer

99.9	Consent of Deloitte & Touche LLP

______________
* Incorporated by reference to the registrant’s Form 6-K dated March 5, 2010.