Form 40-F
period 2010-12-31
BROOKFIELD PROPERTIES CORP
filed 2011-03-31
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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
800-927-9800
(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☐ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  502,751,068

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                     No ☐

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2010;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2010.

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(e)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2010, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Robert L. Stelzl, a member of the registrant’s Audit Committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and “independent” (as such term is defined in New York Stock Exchange Listed Company Manual (“NYSE Rules”)).

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all directors, officers and employees.

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldofficeproperties.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfield.com.

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

The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to the registrant relating to the fiscal years ended December 31, 2010 and 2009:

Service Performed	2010(1)	2009(2)
Audit fees (3)	$5,607,000	$3,421,400
Audit related fees (4)	$6,273,000	$5,146,400
Tax fees	$30,000	$209,100
All other fees	—	—
Total fees	$11,910,000	$8,776,900
Note:
(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2010 of C$1.00 for each US$1.00.
(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2009 of C$1.05 for each US$1.00.
(3)
Included in this amount is $280,000 and $135,000 (2009 - $nil and $323,100) relating to the audits of Brookfield Office Properties Canada and BPO Properties Ltd., each of which is listed on the Toronto Stock Exchange, respectively.

(4)	Included in this amount is $5,110,000 (2009 - $4,148,450) related to the audit of various registrant subsidiaries and $1,163,000 (2009 - $997,900) of non-recurring fees.

Audit fees were for professional services rendered for the audit of the registrant’s consolidated financial statements as of and for the years ended December 31, 2010 and 2009 and the audit of internal control over financial reporting as of December 31, 2010 and 2009, quarterly review of the financial statements included in the registrant’s quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

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

Off-Balance Sheet Arrangements.

None.

Disclosure of Contractual Obligations.

The information provided in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 in Exhibit 99.2 as filed with this annual report on Form 40-F contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee.

The registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are:  Robert L. Stelzl (Chairman), Michael Hegarty and Allan S. Olson.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence Requirements

The board of directors is currently composed of 10 directors and the registrant is proposing to increase the size of its board of directors to 11. Eleven nominees are standing for election as directors.  The board of directors  considers that its proposed size and composition is appropriate given the diversity of the registrant’s operations and the need for a variety of experience and backgrounds.  The board of directors believes that a combination of independent directors, directors related to Brookfield Asset Management Inc. (“BAM”) and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.

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

The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized the definition of “independent” in the NYSE Rules and in National Instrument 52-110, “Audit Committees” (“NI 52-110”).  In making these determinations, the board of directors examines each individual director’s circumstances and his or her relationship to the registrant and its affiliates.  For a director to be independent, the board must affirmatively determine that such director has no material relationship with the registrant and such director did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of directors or a committee thereof.

The board has a policy that at least a majority of its directors should be independent directors in order to ensure that the board’s interests are closely aligned with the interests of the registrant’s shareholders.

The board of directors has determined that a majority of its directors are independent, and has classified the 11 director nominees as follows:

*
Six independent directors: William T. Cahill, Michael Hegarty, F. Allan McDonald, Allan S. Olson, Robert L. Stelzl and Diana L. Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these directors are affiliated. The board of directors has also appointed Allan S. Olson as the lead independent director (“Lead Independent Director”). Mr. Olson is also the Chairman of the Governance and Nominating Committee.

*
Two BAM directors: Jack L. Cockwell and J. Bruce Flatt. While the board of directors considers that Messrs. Cockwell’s and Flatt’s interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

*
Three management representatives: Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, President and Chief Executive Officer are not independent because they are members of senior management of the registrant.

There are no interlocking directorships among the board’s independent directors, however, one of the board’s independent directors, Mr.  Stelzel serves on the board of directors and the audit committee of an affiliate of the Corporation, Brookfield Homes Corporation and Mr. Flatt also serves on the board of directors of Brookfield Homes Corporation but does not serve on any of its committees. In addition, Messrs. Cockwell and Flatt serve as board members of the registrant’s parent company, BAM, but do not serve on any of its committees. Messrs. Clark and Flatt also both serve on the board of directors of General Growth Properties, Inc. but do not serve on any of its committees.

Lead Independent Director at Meetings of Independent Directors

The registrant schedules regular executive sessions at which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation.  Mr. Allan S. Olson serves as the Lead Independent Director at such sessions.

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

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  The registrant’s corporate governance practices comply in all significant respects with the NYSE Rules.  The Corporate Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldofficeproperties.com and are available in print to any shareholder who requests them.  Requests for copies of the Corporate Governance Guidelines should be made by contacting: Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfield.com.

Board Committee Mandates

The mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldofficeproperties.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  Melissa Coley, Vice President, Investor Relations and Communications at Brookfield Properties Corporation, Three World Financial Center, New York, New York 10281 or by email to melissa.coley@brookfield.com.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2011.

BROOKFIELD PROPERTIES CORPORATION

By:	/s/ Bryan K. Davis

Name:	Bryan K. Davis
Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2010

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010*

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2010*

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP

* Incorporated by reference to the registrant’s Form 6-K dated March 7, 2011.