Form 40-F
period 2011-12-31
Brookfield Office Properties Inc
filed 2012-03-30
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number 1-15226

BROOKFIELD OFFICE PROPERTIES INC.

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

800-927-9800

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 503,667,579

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes    ☐ No

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2011;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 (included in the registrant’s 2011 Annual Report attached hereto as Exhibit 99.2); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2011 (included in the registrant’s 2011 Annual Report attached hereto as Exhibit 99.2).

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2011, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided in Management’s Report on Internal Control over Financial Reporting included in the registrant’s audited consolidated financial statements provided as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

(d)	Attestation Report of the Registered Public Accounting Firm. The disclosure provided in the Report of Independent Registered Chartered Accountants included in the registrant’s audited consolidated financial statements provided as Exhibit 99.2 to this Annual Report on Form 40-F is incorporated by reference herein.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2011, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldofficeproperties.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Secretary, Brookfield Office Properties Inc., Three World Financial Center, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of director, officer or employee of the registrant, have been and will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services.

Deloitte & Touche LLP and its predecessors (“Deloitte & Touche”) have served as external auditors of the registrant since 1978.  From time to time, Deloitte & Touche has provided tax and other non-audit services to the registrant and its subsidiaries.

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2011, attached hereto as Exhibit 99.1, is incorporated by reference herein. Of the fees set forth under such heading, none of the fees billed by Deloitte & Touche were approved by the Audit Committee of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Off-Balance Sheet Arrangements.

None.

Disclosure of Contractual Obligations.

The information provided in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 in Exhibit 99.2 as filed with this annual report on Form 40-F contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee.

The registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are:  Robert L. Stelzl (Chairman), Michael Hegarty, F. Allan McDonald and Allan S. Olson.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Independence Requirements

The board of directors is currently composed of 11 directors. The board of directors considers that its size and composition is appropriate given the diversity of the registrant’s operations and the need for a variety of experience and backgrounds.  The board of directors believes that a combination of independent directors, directors related to the registrant’s parent company, Brookfield Asset Management Inc. (“BAM”) and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.

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

The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized the definition of “independent” in the NYSE Rules and in National Instrument 52-110, “Audit Committees” (“NI 52-110”).  In making these determinations, the board of directors examines each individual director’s circumstances and his or her relationship to the registrant and its affiliates.  For a director to be independent, the board must affirmatively determine that such director has no material relationship with the registrant and, in the case of audit committee members, such director did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of directors or a committee thereof.

The board has a policy that at least a majority of its directors should be independent directors in order to ensure that the board’s interests are closely aligned with the interests of the registrant’s shareholders.

The board of directors has determined that a majority of its directors are independent, and has classified the 11 directors as follows:

*	Six independent directors: William T. Cahill, Michael Hegarty, F. Allan McDonald, Allan S. Olson, Robert L. Stelzl and Diana L. Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these directors are affiliated. Allan S. Olson has served as the lead independent director (“Lead Independent Director”) since 2005. Mr. Olson is also the Chairman of the Governance and Nominating Committee.

*	Two BAM directors: Jack L. Cockwell and J. Bruce Flatt. While the board of directors considers that Messrs. Cockwell’s and Flatt’s interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

*	Three management representatives: Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, President and Chief Executive Officer are not independent because they are members of senior management of the registrant.

There are no interlocking directorships among the board’s independent directors, however, one of the board’s independent directors, Mr. Stelzl serves on the board of directors and the management resources and compensation committee of an affiliate of the registrant, Brookfield Residential Properties Inc. Messrs. Cockwell and Flatt serve as board members of BAM. Messrs. Clark and Flatt both serve on the board of directors of General Growth Properties, Inc., of which BAM and its consortium partners own an approximate 38% equity interest.

Lead Independent Director at Meetings of Independent Directors

The registrant schedules regular executive sessions at which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation.  Mr. Allan S. Olson serves as the Lead Independent Director at such sessions.

Communication with Non-Management Directors

Shareholders may send communications to the registrant’s non-management directors by writing to the Lead Independent Director, c/o Secretary, Brookfield Office Properties Inc., Three World Financial Center, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com.  Communications will be referred to the Lead Independent Director for appropriate action.  The status of all outstanding concerns addressed to the Lead Independent Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  The registrant’s corporate governance practices comply in all significant respects with the NYSE Rules.  The Corporate Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldofficeproperties.com and are available in print to any shareholder who requests them.  Requests for copies of the Corporate Governance Guidelines should be made by contacting: Secretary, Brookfield Office Properties Inc., Three World Financial Center, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com.

Board Committee Mandates

The mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldofficeproperties.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  Secretary, Brookfield Office Properties Inc., Three World Financial Center, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2012.

BROOKFIELD OFFICE PROPERTIES INC.

By:	/s/ Bryan K. Davis
Name: Bryan K. Davis Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	2011 Annual Report (containing Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 and the Consolidated Financial Statements for the fiscal year ended December 31, 2011)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Deloitte & Touche LLP