Form 40-F
period 2012-12-31
Brookfield Office Properties Inc
filed 2013-03-28
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 504,720,629

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes    ☐ No

Principal Documents

 The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012 (included in the registrant’s 2012 Annual Report attached hereto as Exhibit 99.2); and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2012 (included in the registrant’s 2012 Annual Report attached hereto as Exhibit 99.2).

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided in Management’s Report on Internal Control over Financial Reporting included in the registrant’s audited consolidated financial statements attached hereto as Exhibit 99.2 is incorporated by reference herein.

(d)	Attestation Report of the Registered Public Accounting Firm. The disclosure provided in the Report of Independent Registered Chartered Accountants included in the registrant’s audited consolidated financial statements attached hereto as Exhibit 99.2 is incorporated by reference herein.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has determined that Christie J.B. Clark, the Chairman of the registrant’s Audit Committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and “independent” (as such term is defined in New York Stock Exchange Listed Company Manual (“NYSE Rules”)).

Code of Ethics.

The registrant has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all directors, officers and employees.

The Code of Ethics, which complies with the NYSE Rules, is available for viewing on the registrant’s website at www.brookfieldofficeproperties.com, and is available without charge in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Secretary, Brookfield Office Properties Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of director, officer or employee of the registrant, have been and will be posted promptly on the registrant’s website.

Principal Accountant Fees and Services.

Deloitte LLP (“Deloitte”) has served as external auditors of the registrant since 1978.  From time to time, Deloitte has provided tax and other non-audit services to the registrant and its subsidiaries.

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2012, attached hereto as Exhibit 99.1, is incorporated by reference herein. Of the fees set forth under such heading, none of the fees billed by Deloitte were approved by the Audit Committee of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Audit Committee of the board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

Pre-Approval Policies and Procedures.

The registrant has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte:

1.	Deloitte may not be engaged to perform for the registrant, and is prohibited from performing for the registrant, any service enumerated in Section 201(a) of the Sarbanes-Oxley Act of 2002, except as may otherwise be provided by law or regulation.

2.	Deloitte may perform no services for the registrant, whether associated with audit or non-audit functions, unless the services to be provided have been approved prior to their performance by the registrant’s Audit Committee, except as may otherwise be provided by law or regulation.

3.	The registrant’s Audit Committee has approved a list of services that is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

4.	The authority to grant any pre-approval sought from the registrant’s Audit Committee has been delegated to the Audit Committee Chairperson, acting alone in respect of services for which estimated fees do not exceed $250,000; provided, however, that no such pre-approval may be granted with respect to any service proposed to be performed for the registrant by Deloitte that either is prohibited pursuant to Section 201(a) of the Sarbanes-Oxley Act of 2002 or otherwise appears reasonably likely to compromise Deloitte’s independence; and provided further, that any pre-approval granted pursuant to this delegation of authority will be reviewed with the Audit Committee at its next regularly scheduled meeting.

Off-Balance Sheet Arrangements.

None.

Disclosure of Contractual Obligations.

The information provided in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2012 in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee.

The registrant has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are:  Christie J.B. Clark (Chairman), Robert L. Stelzl, Michael Hegarty and F. Allan McDonald.

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

The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized the definition of “independent” in the NYSE Rules and in Canadian National Instrument 52-110, “Audit Committees” (“NI 52-110”).  In making these determinations, the board of directors examines each individual director’s circumstances and his or her relationship to the registrant and its affiliates.  For a director to be independent, the board must affirmatively determine that such director has no material relationship with the registrant and, in the case of audit committee members, such director did not receive any consulting, advisory, or other compensatory fee from the registrant except in his or her capacity as a member of the board of directors or a committee thereof.

The board has a policy that at least a majority of its directors should be independent directors in order to ensure that the board’s interests are closely aligned with the interests of the registrant’s shareholders.

The board of directors has determined that a majority of its directors are independent, and has classified the 11 directors as follows:

*	Six independent directors: William T. Cahill, Christie J.B. Clark, Michael Hegarty, Paul J. Massey Jr., F. Allan McDonald and Robert L. Stelzl. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these directors are affiliated. Robert L. Stelzl has been appointed as the lead independent director (“Lead Independent Director”). Mr. Stelzl is also the Chairman of the Governance and Nominating Committee.

*	Five non-independent directors: Gordon E. Arnell, Richard B. Clark, Jack L. Cockwell, Dennis H. Friedrich and John E. Zuccotti are considered not to be independent since they have current or recent interests in or are related to the registrant or its majority shareholder, Brookfield Asset Management Inc. or are members of senior management of the registrant.

Lead Independent Director at Meetings of Independent Directors

The registrant schedules regular executive sessions at which the registrant’s “independent directors” (as that term is defined in the NYSE Rules) meet without management participation.  Mr. Robert L. Stelzl serves as the Lead Independent Director at such sessions.

Communication with Non-Management Directors

Shareholders may send communications to the registrant’s non-management directors by writing to the Lead Independent Director, c/o Secretary, Brookfield Office Properties Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com. Communications will be referred to the Lead Independent Director for appropriate action.  The status of all outstanding concerns addressed to the Lead Independent Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to the NYSE Rules, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the registrant’s website.  The registrant’s corporate governance practices comply in all significant respects with the NYSE Rules.  The Corporate Governance Guidelines are available for viewing on the registrant’s website at www.brookfieldofficeproperties.com and are available without charge in print to any shareholder who requests them.  Requests for copies of the Corporate Governance Guidelines should be made by contacting: Secretary, Brookfield Office Properties Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com.

Board Committee Mandates

The mandates of the registrant’s Audit Committee, Human Resources and Compensation Committee and Governance and Nominating Committee are each available for viewing on the registrant’s website at www.brookfieldofficeproperties.com, and are available without charge in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  Secretary, Brookfield Office Properties Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281 or by email to contact-form@brookfieldofficeproperties.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2012, the registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to:  (i) the securities registered pursuant to Form 40-F; (ii) the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or (iii) transactions in said securities.

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

SIGNATURES

 Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2013.

BROOKFIELD OFFICE PROPERTIES INC.

By:	/s/ Michelle L. Campbell
Name:	Michelle L. Campbell
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012

99.2	2012 Annual Report (containing Management’s Discussion and Analysis for the fiscal year ended December 31, 2012 and the Consolidated Financial Statements for the fiscal year ended December 31, 2012)

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Section 1350 Certification of Chief Executive Officer

99.6	Section 1350 Certification of Chief Financial Officer

99.7	Consent of Deloitte LLP