Form 40-F
period 2013-12-31
Brookfield Office Properties Inc
filed 2014-03-31
CIK 1085359

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 506,701,648

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes ☐                     No ☐

Principal Documents

 The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2013;
(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 attached hereto as Exhibit 99.2; and
(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2013 attached hereto as Exhibit 99.2.

Additional Disclosure

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.3 to 99.6 to this Annual Report on Form 40-F.
(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c)	Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided in Management’s Report on Internal Control over Financial Reporting included in the registrant’s audited consolidated financial statements attached hereto as Exhibit 99.2 is incorporated by reference herein.
(d)	Attestation Report of the Registered Public Accounting Firm. The disclosure provided in the Report of Independent Registered Public Accounting Firm included in the registrant’s audited consolidated financial statements attached hereto as Exhibit 99.2 is incorporated by reference herein.
(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2013, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

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

The information set forth under the heading “External Auditor Service Fees (By Category)” under the “Audit Committee Information” section of the registrant’s Annual Information Form for the fiscal year ended December 31, 2013, attached hereto as Exhibit 99.1, is incorporated by reference herein. Of the fees set forth under such heading, none of the fees billed by Deloitte were approved by the Audit Committee of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Off-Balance Sheet Arrangements.

None.

Disclosure of Contractual Obligations.

The information provided in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the registrant’s disclosure of contractual obligations and is incorporated by reference herein.

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

The board of directors has determined that a majority of its directors are independent, and has classified the 11 directors as follows:

*	Six independent directors: William T. Cahill, Christie J.B. Clark, Michael Hegarty, Paul J. Massey Jr., F. Allan McDonald and Robert L. Stelzl. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, the registrant provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these directors are affiliated. Robert L. Stelzl has been appointed as the lead independent director (“Lead Independent Director”). Mr. Stelzl is also the Chairman of the Governance and Nominating Committee.

*	Five non-independent directors: Richard B. Clark, Jack L. Cockwell, Dennis H. Friedrich, Brian W. Kingston and John E. Zuccotti are considered not to be independent since they have current or recent interests in or are related to the registrant or its majority shareholder,BAM, or are members of senior management of the registrant.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2013, the registrant did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

SIGNATURES

 Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2014.

BROOKFIELD OFFICE PROPERTIES INC.

By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell Title: Assistant Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2013
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 and the Consolidated Financial Statements for the fiscal year ended December 31, 2013
99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Section 1350 Certification of Chief Executive Officer
99.6	Section 1350 Certification of Chief Financial Officer
99.7	Consent of Deloitte LLP